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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G/A
(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ENDWAVE CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

29264A206
(CUSIP Number)

February 16, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   ☐   Rule 13d-1(b)
   ☐   Rule 13d-1(c)
   ☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO 29264A206

 1.  NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
       PERSONS (ENTITIES ONLY)

       Potomac Capital Management LLC
       13-3984298

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a)  ☐
       (b)  ☐

 3.  SEC USE ONLY

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION
       Limited Liability Company formed under the laws of the State of New York

NUMBER OF	5.	SOLE VOTING POWER
SHARES		26,600(1)
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER
EACH		0
REPORTING
PERSON WITH	7.	SOLE DISPOSITIVE POWER
		26,600(1)

	8.	SHARED DISPOSITIVE POWER
		0

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       26,600 shares of common stock(1)

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS) ☐

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        Approximately 0.2%(2)

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        HC; OO (Limited Liability Corporation)

 (1)           Potomac Capital Management, LLC may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Potomac Capital Partners I, LP.  Potomac Capital Management LLC is the General Partner of Potomac Capital Partners I, LP.  Mr. Paul J. Solit is the Managing Member of Potomac Capital Management, LLC
(2)           Based on 9,832,684 shares of common stock outstanding as of January 31, 2011

CUSIP NO 29264A206

 1.  NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)
      Paul J. Solit

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a)  ☐
       (b)  ☐

 3.  SEC USE ONLY

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.

NUMBER OF	5.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER
EACH		26,600
REPORTING
PERSON WITH	7.	SOLE DISPOSITIVE POWER
		0

	8.	SHARED DISPOSITIVE POWER
		26,600

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       The Reporting Person beneficially owns 26,600 shares of common stock.

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS) ☐

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        0.2%*

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN; HC

* Based on 9,832,684 shares of common stock outstanding as of October 30, 2009

ITEM 1.

     (a)  NAME OF ISSUER
            Endwave Corporation

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            130 Baytech Drive
            San Jose, CA 95134

ITEM 2.

     (a)  NAME OF PERSON FILING
            Potomac Capital Management LLC

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
            825 Third Avenue
            33rd Floor
            New York, New York 10022

     (c)  CITIZENSHIP
            Limited Liability Company formed under the laws of the State of
            New York.

     (d)  TITLE OF CLASS OF SECURITIES
             Common Stock, par value $0.001 per share

     (e)  CUSIP NUMBER
             29264A206

     (a)  NAME OF PERSON FILING
             Paul J. Solit

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
             c/o Potomac Capital Management LLC
             825 Third Avenue
             33rd Floor New
             York, New York 10022

     (c)  CITIZENSHIP
             U.S. Citizen

     (d)  TITLE OF CLASS OF SECURITIES
          Common Stock, par value $0.001 per share

     (e)  CUSIP NUMBER
          29264A206

ITEM 3. Not Applicable

ITEM 4. OWNERSHIP

PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE
OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

POTOMAC CAPITAL MANAGEMENT LLC

     (a)   AMOUNT BENEFICIALLY OWNED:
              26,600 shares of common stock

     (b)   PERCENT OF CLASS:
              Approximately 0.2%

     (c)   NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
              (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE
                     26,600
             (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE
                     0
            (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                   26,600
            (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                     0

PAUL J. SOLIT

     (a)   AMOUNT BENEFICIALLY OWNED:
              26,600 shares of common stock

     (b)   PERCENT OF CLASS:
              Approximately 0.2%

     (c)   NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
             (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE
                    0
            (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE
                    26,600 shares of common stock
           (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                    00
          (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                   26,600 shares of common stock

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
                   Not Applicable.

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
                   THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR
                   CONTROL PERSON
                   See Exhibit A attached hereto.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                   Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP
                   Not Applicable.

ITEM 10.   CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this March 15, 2011

                                           POTOMAC CAPITAL MANAGEMENT LLC
                                           By:   /s/ Paul J. Solit
                                                    Paul J. Solit, Managing Member

                                           PAUL J. SOLIT
                                           By:   /s/ Paul J. Solit
                                                    Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G/A:

Exhibit A   Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A

Exhibit B   Joint Filing Agreement dated March 15, 2011 among Potomac Capital Management LLC, Potomac Capital Management, Inc. and Paul J. Solit